UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

Eneti Inc.

(Name of Subject Company)

Cadeler A/S
(Offeror)

(Name of Filing Person)

Common stock, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel.: (302)-738-6680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Connie I. Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London, EC2V 7HR United Kingdom Tel.: +44-20-7418-1327	Emanuele Lauro Eneti Inc. L’Exotique 99 Boulevard Jardin Exotique 98000 Monaco Tel: +377-9798-5715	Edward S. Horton Nick Katsanos Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Tel: (212) 574-1265

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023 (together with any amendments and supplements thereto, the “Schedule TO”), by Cadeler A/S, a company incorporated under the laws of Denmark (“Cadeler” or the “Offeror”). The Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Eneti”), par value $0.01 per share (“Eneti Common Stock”), validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four (4) Cadeler Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 7, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Cadeler has filed with the SEC a Registration Statement on Form F-4 dated October 31, 2023 and which became effective on November 7, 2023, relating to the offer and sale of the Cadeler Shares and a Registration Statement on Form F-6 relating to the registration of the Cadeler ADSs to be issued to holders of shares of Eneti Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 4, Items 6 through 8 and Item 11.

The Offeror's previous amendment to the Schedule TO (Amendment No. 5), filed with the SEC on December 15, 2023, incorrectly stated that the Offer expired at 4:30 p.m. Eastern time, on December 7, 2023. In fact, following an extension of the Offer in accordance with its terms, the Offer expired at 5:30 p.m. Eastern time on December 15, 2023 and Item 4, Items 6 through 8 and Item 11 are hereby amended accordingly. In addition, Item 4, Items 6 through 8 and Item 11 of the Schedule TO, to the extent such items incorporated by reference information contained in the Prospectus/Offer to Exchange, are hereby amended and supplemented by adding the following information:

The Offeror has received the final results of the Offer from the Exchange Agent. A total of 33,385,714 shares of Eneti Common Stock were validly tendered and not validly withdrawn in the Offer, representing approximately 86.39% of the aggregate voting power of the Eneti Common Stock outstanding. Subject only to the Danish Business Authority’s registration of the Cadeler Share Issuance (as defined in the Prospectus/Offer to Exchange), which is expected to be completed today, December 18, 2023, a total of 28,452,467 Cadeler ADSs will be issued and approximately $6,774 will be payable in cash compensation with respect to fractional Cadeler ADSs.

As disclosed in the Prospectus/Offer to Exchange, Cadeler intends to complete its acquisition of the entire equity interest in Eneti by effecting a squeeze-out merger, to be governed by the laws and regulations of the Republic of the Marshall Islands, and pursuant to which a wholly owned subsidiary of Cadeler (the “Merger Sub”) will merge with and into Eneti, with Merger Sub surviving the Merger. The purpose of the Merger is for Cadeler to acquire all of the shares of Eneti Common Stock that it did not acquire in the Offer. Upon the consummation of the Merger, the Eneti business will be held by a wholly owned subsidiary of Cadeler.

On December 18, 2023, Cadeler issued a press release announcing the final results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(T) hereto and incorporated by reference herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(T)	Press release issued by Cadeler, dated as of December 18, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

CADELER A/S

By:	/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer